Parkvale Financial Corporation
4220 William Penn Highway
Monroeville, PA 15146
(412) 373-7200
November 19, 2009
Via EDGAR
Mr. John P. Nolan, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop — 4561
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Nolan:
We are in receipt of your correspondence dated October 21, 2009 concerning our Form 10-K for June 30, 2009, File Number 0-17411.
Form 10-K for the fiscal Year Ended June 30, 2009
Consolidated Statements of Shareholders’ Equity, page 54
1.	We note that you adopted FSP 115-2 during the quarter ended June 30, 2009 and that you did not record a cumulative effect adjustment upon adoption. We also note your disclosure on pages 13 and 26 that at March 31, 2009 you had $3.8 million of other than temporary impairment (OTTI) on three pooled trust preferred securities and $446,000 of OTTI on an individual trust preferred security. We note that paragraph 45 of FSP 115-2 requires you to calculate the cumulative adjustment as of the beginning of the period in which you adopt the standard. Please tell us how you calculated that you had no cumulative effect adjustment for your securities in which you had previously taken other than temporary impairment. If you believe you have an error, please assess the materiality of the error based on guidance provided in SAS 99. If you believe the error is material, please amend your June 30, 2009 Form 10-K and restate your financial statements accordingly. If you do not believe the error is material, please provide us your SAB 99 materiality analysis.
OTTI charges that were recorded in March 2009, with comparative charges in June 2009 were as follows:

(Dollars in 000’s)	March 31	June 30
Pooled Trust Preferred
PreTSL 2 Mezz	$218	—
Taberna 3 Class C	$2,132	$2,868	(write-off)
Trapeza 13 Class E	$1,482	$347	(additional impairment)

	$3,832
Single Issuer TRUP BBC Cap Trust 2	$446	—

Securities and Exchange Commission
November 19, 2009

Cumulative Effect Adjustment Discussion:
PreTSL 2 Mezz — Based on the results of discounted cash flow tests, a credit impairment was recorded in March 2009 reducing the book value of this security to 93.7% of par value. Given this security’s high fixed rate coupon, the fair value discount rate is only slightly greater than the rate used for the discounted cash flow test. As a result, only $38,000 of the $218,000 aggregate writedown amount was a result of the fair value calculation. The $38,000 calculates to be 0.40% of fiscal year 2009 earnings (loss). In our judgment, the indicated cumulative effect adjustment is immaterial.
Taberna 3 Class C — During the June 2009 quarter, the remaining book value of this security was written off as we did not expect to recover any amount of our investment. Had we not recorded any additional impairment charges in the June 2009 quarter, a cumulative effect adjustment of approximately $500,000 would have been recognized to the opening balance of retained earnings with a corresponding adjustment to accumulated other comprehensive income. However, since the additional credit impairment occurred during the same quarter as the adoption of FSP 115-2 (June 2009), a cumulative adjustment was not recognized. The magnitude of this item is such that it is not probable that the judgment of a reasonable person relying upon the Form 10-K would have been changed or influenced by the inclusion or correction of the item as prescribed by FASB Statement of Financial Accounting Concepts No. 2.
Trapeza 13 Class E — During the June 2009 quarter an additional credit impairment charge of $347,000 was recorded. Had we not recorded any additional impairment charges in the June 2009 quarter, a cumulative effect adjustment of approximately $534,000 would have been recognized to the opening balance of retained earnings with a corresponding adjustment to accumulated other comprehensive income. However, since an additional credit impairment of $347,000 occurred during the same quarter as the adoption of FSP 115-2 (June 2009), a cumulative adjustment of $534,000 was not recognized since it represents credit impairment (along with an additional $347,000) as of the June 2009 quarter. The magnitude of this item is such that it is not probable that the judgment of a reasonable person relying upon the Form 10-K would have been changed or influenced by the inclusion or correction of the item as prescribed by FASB Statement of Financial Accounting Concepts No. 2.
The single issuer BBC Cap Trust investment is regularly traded and valued using Level 1 pricing. The OTTI charge reduced the carrying value to fair value at March 31, 2009. Since Level 1 pricing is available, there is no distinction between present value and fair value for this security and no need for a cumulative effect adjustment. In the June and September quarters, the market price improved, but since the investment is classified as held to maturity, the carrying value remains unchanged.
Notes to Consolidated Financial Statements
Note B-Investment Securities, page 63

Securities and Exchange Commission
November 19, 2009

2.	Please revise your future filings to provide the disclosures required by paragraph 43 of SFAS 115, as amended by FSP 115-2 and 124-2.
Form 10-Q for the September 30, 2009 quarter included the following disclosure, consistent with requirements of paragraph 43 of SFAS 115, as amended by FSP 115-2 and 124-2:
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except share data)
Other-Than-Temporary- Impairment
Securities with a remaining carrying value as of September 30, 2009 that have incurred OTTI charges are summarized as follows:

	Unadjusted	OTTI	OTTI	09/30/09	09/30/09
	Carrying	Charge to	charge to	Carrying	Fair
Security	Value	earnings	OCI	Value	Value
Non Agency CMO	2,115	1,052	714	349	352
Pooled trust preferred security	1,623	218		1,405	1,311
Individual trust preferred security	500	446		54	190
The following chart shows the balance of other comprehensive income charges related to fair value:

	Trust preferred securities	Non Agency CMO
Balance at June 30, 2009	$552	$714

Total losses — realized/unrealized	2,761
Included as a charge to earnings	2,761
Change to other comprehensive income	(552)

Balance at September 30, 2009	$—	$714

The amount of securities with OTTI charges to earnings are as follows:

Recorded in March 2009	$14,113
Recorded in June 2009	3,395	$1,052
Recorded in September 2009	2,761

	$20,269	$1,052

The above amounts are categorized as of September 30, 2009 as follows:

Writeoffs no longer reflected as investments	$19,605
Charged to earnings in March 2009
Level 1 — individual TPS	446
Level III — Pooled TPS	218
Charged to earnings in June 2009
Level III — Non Agency CMO		1,052

Securities and Exchange Commission
November 19, 2009

The pooled trust preferred investment with an impairment charge above of $218 is the Pretsl 2 investment discussed on page 2.
     The company hereby acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have additional questions or comments concerning this response, please contact me either via phone at 412-373-4817 or e-mail to timothy.rubritz@parkvale.com.
Sincerely,

/s/ Timothy G. Rubritz Timothy G. Rubritz
Vice President, Treasurer and Chief Financial Officer

cc:	Robert J. McCarthy, Jr. President and Chief Executive Officer